

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2012

Via E-mail
Mr. Ezequiel Sirotinsky
Chief Financial Officer
Petaquilla Minerals Ltd.
777 Hornby Street, Suite #1230
Vancouver, British Columbia, Canada
V6Z 1S4

> **Re:** **Petaquilla Minerals Ltd.**
> **Form 20-F for the Fiscal Year Ended May 31, 2011**
> **Filed September 12, 2011**
> **Response Dated August 17, 2012**
> **File No. 000-26296**

Dear Mr. Sirotinsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended May 31, 2011

Financial Statements

Note 27 – Deferred Revenue, page 114

1.   We note your response to our prior comment 2 that discusses your accounting for the Forward Gold Purchase Agreement with Deutsche Bank AG. We further note in your financial statements for the year ended May 31, 2012 you also entered into a Forward Silver Purchase Agreement with Deutsche Bank for which you recorded an embedded derivative in February 2012. Please tell us how you concluded the silver contract includes an embedded derivative when the gold contract appears to have similar terms

but is accounted for as a normal sale with no embedded derivatives. Please clarify and compare the terms of these arrangements and explain how under ASC 815 they result in different accounting treatments.

2.   We note your Form 6-K filed on July 17, 2012 discusses your intent to offer $210 million in secured notes. This Form 6-K also discusses your intent to "pay out the balance" of the gold and silver ounces remaining on the contracts. Please clarify whether your intent is to pay this out through physical delivery or through a cash settlement. To the extent you plan to pay out this balance in cash, please tell us how this was considered in your assessment of a normal sale under ASC 815-10-15-41.

You may contact Craig Arakawa at (202) 551-3650, or Melissa Rocha, Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining